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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                  CUSIP NUMBER

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(Check One):      (x) Form 10-KSB   ( ) Form 20-F   ( )Form-K   ( )Form 10-Q
                  ( ) Form N-SAR

                    ( ) Transition Report on Form 10-KSB
                    ( ) Transition Report on Form 20-F
                    ( ) Transition Report on Form 11-K
                    ( ) Transition Report on Form 10-Q
                    ( ) Transition Report on From N-SAR
                    For the Transition Period Ended: ________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

Part I - REGISTRANT INFORMATION

         Waste Technology Corporation
         5400 Rio Grande Avenue
         Jacksonville, FL 32254


Part II - - RULES 12b - 25(b) AND(C))

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed (check box if appropriate).

         X        a)     The reasons described in reasonable detail is Part III
                         of this form could not be eliminated without unreasonable effort or expense.

         X        b)     The subject annual report, semi-annual report,
                         transition report on Form 10-KSB, Form 20-F, 11-K or
                         Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  c) The accountant's statement or other exhibit required by Rule 12b-25(C)) has been attached if applicable.

Part III - NARRATIVE


The Company's auditors are unable to complete the financial statements of the Company and their review of the financial statements in order for Company to file within the prescribed time period due to the Company's write-down of the value of certain slow moving and obsolete inventory. This transaction will have a material effect on the results for the period ending October 31, 2003. The Company anticipates that the amount of the reduction in inventory value will be finalized shortly and the Company and its auditors will be able to complete the financial statements and the Company will be able to file the report prior to the expiration of the extension period.

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Part IV - OTHER INFORMATION

         1)       William E. Nielsen 904-358-3812

         2) Have all other periodic reports required under Section 13 or 15 (D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).: (x) Yes ( ) No

         3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  (x) Yes ( ) No

                         See Rider to Form 12b - 25


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             RIDER TO FORM 12b - 25

As a result of the reduction in inventory value, the Company will be recording a one-time adjustment to the income of the Company for the period ending October 31, 2003. The net income of the Company for fiscal 2003 will be reduced by an adjustment of approximately $250,000 resulting in a net loss of approximately $410,000 as compared to net income of $195,084 in fiscal 2002.



                          WASTE TECHNOLOGY CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   January 29, 2004                         By: /s/ William E. Nielsen
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                                                     William E. Nielsen
                                                     President